Exhibit 99.1

SIMILARWEB ANNOUNCES FIRST QUARTER 2025 RESULTS
Revenue growth of 14% in the first quarter compared to 12% in Q1 2024

Sixth consecutive quarter of positive free cash flow

Customer base increased by 19%
TEL AVIV, ISRAEL -- May 13, 2025 -- Similarweb Ltd. (NYSE: SMWB) ("Similarweb" or the "Company"), a leading digital data and analytics company powering critical business decisions, today announced financial results for its first quarter ended March 31, 2025. The Company published a letter to shareholders from management discussing these results, which can be accessed at the link: https://ir.similarweb.com/financials/quarterly-results, located on the Company's investor relations website.
“Revenue growth and cash generation were strong in the first quarter and reflect the value of our comprehensive and proprietary Digital Data that is trusted by thousands of customers,” stated Or Offer, Co-Founder and CEO of Similarweb. “During the first quarter we launched a series of new products including App Intelligence, AI Chatbot data and three new AI Agents to help our customers win their markets by providing a comprehensive view of the digital world.” Offer concluded, “We believe we are just beginning to tap into the vast potential of our data and the addressable markets we serve.”
First Quarter 2025 Financial Highlights
•Total revenue was $67.1 million, an increase of 14% compared to $59.0 million for the first quarter of 2024.
•GAAP operating loss was $(9.3) million or (14)% of revenue, compared to $(2.7) million or (5)% of revenue for the first quarter of 2024.
•GAAP net loss per share was $(0.11), compared to $(0.03) for the first quarter of 2024.
•Non-GAAP operating loss was $(1.3) million or (2)% of revenue, compared to non-GAAP operating profit of $2.8 million or 5% of revenue for for the first quarter of 2024.
•Non-GAAP basic and diluted operating loss per share was $(0.02), compared to non-GAAP basic and diluted operating profit per share of $0.04 and $0.03 respectively, for the first quarter of 2024.

Exhibit 99.1
•Cash and cash equivalents totalled $59.6 million as of March 31, 2025, compared to $63.9 million as of December 31, 2024.
•Net cash provided by operating activities was $4.9 million, compared to $10.1 million for the first quarter of 2024.
•Free cash flow was $4.4 million, compared to $9.7 million for the first quarter of 2024.
•Normalized free cash flow was $4.9 million, compared to $9.7 million for the first quarter of 2024.

Recent Business Highlights
•Grew number of customers to 5,767 as of March 31, 2025, an increase of 19% compared to March 31, 2024.
•Grew number of customers with ARR of $100,000 or more to 411, an increase of 9% compared to March 31, 2024.
•Customers with ARR of $100,000 or more contributed 61% of the total ARR as of March 31, 2025, increased from 58% as of March 31, 2024.
•Dollar-based net retention rate, or NRR, for customers with ARR of $100,000 or more was 111% in the first quarter of 2025, increased from 107% in the first quarter of 2024.
•Overall NRR was 101% in the first quarter of 2025, increased from 98% in the first quarter of 2024.
•52% of our overall ARR is contracted under multi-year subscriptions as of March 31, 2025, increased from 42% as of March 31, 2024.
•Remaining performance obligations, or RPO, increased 18% year-over-year, to $252.7 million as of March 31, 2025, as compared to $213.6 million as of March 31, 2024.

Exhibit 99.1
Financial Outlook
“Revenue growth was driven by 19% growth in total customers and expansions,” stated Jason Schwartz, Chief Financial Officer of Similarweb. "We delivered a sixth consecutive quarter of positive free cash flow and continue to progress towards our long-term profit and free cash flow targets.”
•FY 2025 Guidance
◦Total revenue estimated between $285.0 million and $288.0 million, representing approximately 15% growth year over year at the mid-point of the range.
◦Non-GAAP operating profit estimated between $1.0 million and $4.0 million.
•Q2 2025 Guidance
◦Total revenue estimated between $68.6 million and $69.0 million.
◦Non-GAAP operating loss estimated between $(1.0) million and $(0.5) million.
The Company’s second quarter and full year 2025 financial outlook is based upon a number of assumptions that are subject to change and many of which are outside the Company’s control. Actual results may vary from these assumptions, and the Company’s expectations may change. There can be no assurance that the Company will achieve these results.
The Company does not provide guidance for operating loss, the most directly comparable GAAP measure to non-GAAP operating loss, and similarly cannot provide a reconciliation of this measure to their closest GAAP equivalent without unreasonable effort due to the unavailability of reliable estimates for certain items. These items are not within the Company’s control and may vary greatly between periods and could significantly impact future financial results.

Exhibit 99.1
Conference Call Information
The financial results and business highlights will be discussed on a conference call and webcast scheduled at 8:30 a.m. Eastern Time on Wednesday, May 14, 2025. A live webcast of the call can be accessed from Similarweb’s Investor Relations website at https://ir.similarweb.com. An archived webcast of the conference call will also be made available on the Similarweb website following the call. The live call may also be accessed via telephone at (877) 407-0726 toll-free and at +1 (201) 689-7806 internationally.

About Similarweb: Similarweb powers businesses to win their markets with Digital Data. By providing essential web and app data, analytics, and insights, we empower our users to discover business opportunities, identify competitive threats, optimize strategy, acquire the right customers, and increase monetization. Similarweb products are integrated into users’ workflow, powered by advanced technology, and based on leading comprehensive Digital Data.

Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to our guidance for the second quarter and full year of 2025 described under "Financial Outlook" and the expected performance of our business, future financial results, strategy, long-term growth and overall future prospects. Forward-looking statements include all statements that are not historical facts. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a number of known and unknown risks, uncertainties, other factors and assumptions that are beyond our control. Such risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) our expectations regarding our revenue, expenses and other operating results; (ii) our ability to acquire new customers and successfully retain existing customers; (iii) our ability to increase usage of our solutions and upsell and cross-sell additional solutions; (iv) our ability to sustain profitability; (v) anticipated trends, growth rates, rising interest rates, rising global inflation and current macroeconomic conditions, challenges in our business and in the markets in which we operate, and the impact of the October 2023 attack by Hamas and other terrorist organizations, and Israel's subsequent war against them, on geopolitical and macroeconomic conditions or on our company and business; (vi)

Exhibit 99.1
future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements; (vii) the costs and success of our sales and marketing efforts and our ability to promote our brand; (viii) our reliance on key personnel and our ability to identify, recruit and retain skilled personnel; (ix) our ability to effectively manage our growth, including continued international expansion; (x) our reliance on certain third party platforms and sources for the collection of data necessary for our solutions; (xi) our ability to protect our intellectual property rights and any costs associated therewith; (xii) our ability to identify and complete acquisitions that complement and expand our reach and platform; (xiii) our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business, including in Israel, the United States, the European Union, the United Kingdom and other jurisdictions where we elect to do business; (xiv) our ability to compete effectively with existing competitors and new market entrants; and (xv) the growth rates of the markets in which we compete.

These risks and uncertainties are more fully described in our filings with the Securities and Exchange Commission, including in the section entitled “Risk Factors” in our Form 20-F filed with the Securities and Exchange Commission on February 27, 2025, and subsequent reports that we file with the Securities and Exchange Commission. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, we cannot guarantee future results, levels of activity, performance, achievements, or events and circumstances reflected in the forward-looking statements will occur.

Forward-looking statements represent our beliefs and assumptions only as of the date of this press release. Except as required by law, we undertake no duty to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations or otherwise.

Exhibit 99.1
Non-GAAP Financial Measures
This press release contains certain financial measures that are expressed on a non-GAAP basis. We use these non-GAAP financial measures internally to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes. We believe these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. However, non-GAAP financial measures have limitations as an analytical tool and are presented for supplemental informational purposes only. They should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP or as a measure of liquidity. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures and capitalized internal-use software costs. Normalized free cash flow represents free cash flow less capital investments related to the Company's new headquarters, payments received in connection with these capital investments and deferred payments related to business combinations. Non-GAAP operating income (loss), non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses and non-GAAP general and administrative expenses and the related margins represent the comparable GAAP financial figure operating income (loss) or expense, less share-based compensation, adjustments and payments related to business combinations, amortization of intangible assets and certain other non-recurring items, as applicable and indicated in the below tables.

Other Metrics
Customer acquisition costs (CAC) represent the portion of sales and marketing expenses allocated to acquire new customers. Customer retention costs (CRC) represent the portion of sales and marketing expenses allocated to retain existing customers and to increase existing customers’ subscriptions. Annual recurring revenue (ARR) represents the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions. CAC payback period is the estimated time in months to recover CAC in terms of incremental gross profit that newly acquired customers generate. Net retention rate (NRR) represents the comparison of our ARR from the same set of customers as of a certain point in time, relative to the same point in time in the previous year ago period, expressed as a percentage.

Exhibit 99.1

Press Contact:
David Carr
Similarweb
press@similarweb.com

Investor Contact:
Rami Myerson
Similarweb
rami.myerson@similarweb.com

Exhibit 99.1
Similarweb Ltd.
Consolidated Balance Sheets
U.S. dollars in thousands (except share and per share data)

	December 31,	March 31,
	2024	2025
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$63,869	$59,567
Restricted deposits	10,572	10,707
Accounts receivable, net	50,975	40,004
Deferred contract costs	11,373	11,070
Prepaid expenses and other current assets	4,567	5,570
Total current assets	141,356	126,918
Property and equipment, net	25,921	24,869
Deferred contract costs, non-current	9,895	8,913
Operating lease right-of-use assets	34,393	35,443
Goodwill and intangible assets, net	30,846	40,807
Other non-current assets	500	737
Total assets	$242,911	$237,687
Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$12,403	$9,564
Payroll and benefit related liabilities	20,304	19,146
Deferred revenue	108,232	109,170
Other payables and accrued expenses	29,330	28,905
Operating lease liabilities	6,923	8,036
Total current liabilities	177,192	174,821
Deferred revenue, non-current	1,172	1,189
Operating lease liabilities, non-current	32,809	31,933
Other long-term liabilities	4,230	5,762
Total liabilities	215,403	213,705
Shareholders' equity
Ordinary Shares, NIS 0.01 par value 500,000,000 shares authorized as of December 31, 2024 and March 31, 2025 (Unaudited), 82,620,679 and 83,540,238 shares issued as of December 31, 2024 and March 31, 2025 (Unaudited), 82,618,511 and 83,538,070 outstanding as of December 31, 2024 and March 31, 2025 (Unaudited), respectively;	227	229
Additional paid-in capital	391,449	397,922
Accumulated other comprehensive income	388	(354)
Accumulated deficit	(364,556)	(373,815)
Total shareholders' equity	27,508	23,982
Total liabilities and shareholders' equity	$242,911	$237,687

Exhibit 99.1
Similarweb Ltd.
Consolidated Statements of Comprehensive Income (Loss)
U.S. dollars in thousands (except share and per share data)

	Three Months Ended March 31,
	2024	2025
	(Unaudited)
Revenue	$58,982	$67,087
Cost of revenue	12,696	13,970
Gross profit	46,286	53,117
Operating expenses:
Research and development	13,539	18,004
Sales and marketing	25,240	32,156
General and administrative	10,191	12,248
Total operating expenses	48,970	62,408
Loss from operations	(2,684)	(9,291)
Finance income, net	455	1,007
Loss before income taxes	(2,229)	(8,284)
Provision for income taxes	504	975
Net loss	$(2,733)	$(9,259)
Net loss per share attributable to ordinary shareholders, basic and diluted	$(0.03)	$(0.11)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	79,361,522	83,135,281
Net loss	$(2,733)	$(9,259)
Other comprehensive income (loss), net of tax
Change in unrealized loss on cashflow hedges	(517)	(742)
Total other comprehensive loss, net of tax	(517)	(742)
Total comprehensive loss	$(3,250)	$(10,001)

Exhibit 99.1
Share-based compensation costs included above:
U.S. dollars in thousands

	Three Months Ended March 31,
	2024	2025
	(Unaudited)
Cost of revenue	$167	$249
Research and development	1,444	1,794
Sales and marketing	1,185	1,336
General and administrative	1,331	2,430
Total	$4,127	$5,809

Exhibit 99.1
Similarweb Ltd.
Consolidated Statements of Cash Flows
U.S. dollars in thousands

	Three Months Ended March 31,
	2024	2025
	(Unaudited)
Cash flows from operating activities:
Net loss	$(2,733)	$(9,259)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,520	2,098
Finance expense (income)	236	(160)
Unrealized loss (gain) from hedging future transactions	31	(30)
Share-based compensation	4,127	5,809
Gain from sale of equipment	(4)	—
Changes in operating assets and liabilities:
Change in operating lease right-of-use assets and liabilities, net	(2,271)	(813)
Decrease in accounts receivable, net	6,993	11,759
Decrease in deferred contract costs	413	1,285
Increase in other current assets	(1,324)	(1,225)
Decrease (increase) in other non-current assets	33	(237)
Decrease in accounts payable	(2,463)	(2,810)
Increase in deferred revenue	6,988	54
Increase in other non-current liabilities	194	67
Decrease in other liabilities and accrued expenses	(2,676)	(1,652)
Net cash provided by operating activities	10,064	4,886
Cash flows from investing activities:
Purchase of property and equipment, net	(364)	(501)
Increase in restricted deposits	(168)	(135)
Payment for business combinations, net of cash acquired	(3,809)	(9,274)
Net cash used in investing activities	(4,341)	(9,910)
Cash flows from financing activities:
Proceeds from exercise of stock options	2,671	562
Repayment of Credit Facility	(25,000)	—
Net cash (used in) provided by financing activities	(22,329)	562
Effect of exchange rates on cash and cash equivalents	(236)	160
Net decrease in cash and cash equivalents	(16,842)	(4,302)
Cash and cash equivalents, beginning of period	71,732	63,869
Cash and cash equivalents, end of period	$54,890	$59,567

Supplemental disclosure of cash flow information:
Interest received, net	$(235)	$(355)
Taxes paid	$831	$133

Exhibit 99.1

Supplemental disclosure of non-cash financing activities:
Additions to operating lease right-of-use assets and liabilities	$2,398	$2,728
Deferred proceeds from exercise of share options included in other current assets	$20	$134
Deferred costs of property and equipment incurred during the period included in accounts payable	$142	$112

Exhibit 99.1
Reconciliation of Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

Reconciliation of GAAP gross profit to non-GAAP gross profit

	Three Months Ended March 31,
	2024	2025
	(In thousands)
GAAP gross profit	$46,286	$53,117
Add:
Share-based compensation expenses	167	249
Retention payments related to business combinations	—	19
Amortization of intangible assets related to business combinations	1,087	325
Non-GAAP gross profit	$47,540	$53,710
Non-GAAP gross margin	81%	80%

Reconciliation of Loss from operations (GAAP) to Non-GAAP operating profit (loss)

	Three Months Ended March 31,
	2024	2025
	(In thousands)
Loss from operations	$(2,684)	$(9,291)
Add:
Share-based compensation expenses	4,127	5,809
Retention payments related to business combinations	228	1,559
Amortization of intangible assets related to business combinations	1,121	660
Non-GAAP operating profit (loss)	$2,792	$(1,263)
Non-GAAP operating margin	5%	(2)%

Exhibit 99.1
Reconciliation of GAAP operating expenses to non-GAAP operating expenses

	Three Months Ended March 31,
	2024	2025
	(In thousands)
GAAP research and development	$13,539	$18,004
Less:
Share-based compensation expenses	1,444	1,794
Retention payments related to business combinations	—	271
Non-GAAP research and development	$12,095	$15,939
Non-GAAP research and development margin	21%	24%

GAAP sales and marketing	$25,240	$32,156
Less:
Share-based compensation expenses	1,185	1,336
Retention payments related to business combinations	228	844
Amortization of intangible assets related to business combinations	34	335
Non-GAAP sales and marketing	$23,793	$29,641
Non-GAAP sales and marketing margin	40%	44%

GAAP general and administrative	$10,191	$12,248
Less:
Share-based compensation expenses	1,331	2,430
Retention payments related to business combinations	—	425
Non-GAAP general and administrative	$8,860	$9,393
Non-GAAP general and administrative margin	15%	14%

Exhibit 99.1
Reconciliation of Net cash provided by operating activities (GAAP) to Free cash flow and Normalized free cash flow

	Three Months Ended March 31,
	2024	2025
	(In thousands)
Net cash provided by operating activities	$10,064	$4,886
Purchases of property and equipment, net	(364)	(501)
Free cash flow	$9,700	$4,385

Deferred payments related to business combinations	—	485
Normalized free cash flow	$9,700	$4,870